Form 4

1	Name and Address of Reporting Person

	Howard Amster
	25812 Fairmount Boulevard
	Beachwood, Ohio 44122-2214

2	Issuer Name and Trading Symbol

	Wilshire Financial Services Group Inc.
	(OTCBB: WFSG)

3	I.R.S. Identification Number of Reporting Person
	(Voluntary)

4	Statement for Month/Year-	July 2002

5	If Amendment Date of Original

6	Relationship of Reporting Person to Issuer

	X	Director	X	10% Owner

7	Individual or Joint/Group Filing

	X	Form filed by One Reporting Person

Table I	Non-Derivative Securities Acquired, Disposed of
		or Beneficially Owned

1	Title of Security-	Common

2		3	4	      5  		6		    7
Trans		Trans	Securities	Amount	Ownership	Nature of
Date		Code	Acquired/	Beneficially		Indirect Owner
			Disposed	Owned
7/10/02	J	163,481 A
7/15/02	C	993,750 A	2,519,331	D

7/10/02	J	163,481 D	   -0-	I		83 % owner
















Table II	Derivative Securities Acquired, Disposed of/or
		Beneficially Owned

1		Title of Derivative Security

		8 % Convertible Subordinated Debenture due 12/15/05

2		Conversion of Derivative Security

		441.6666 shares per $ 1000 bond

6		Date Exercisable/Expiration Date

		Convertible after 7/1/02	Expires 12/15/05

   3	    4	       5	7		   8	    9	         10	     11
Trans	Trans	Number of	Amount of	Price	Number of Ownership Nature of
Date	Code	Derivative	Underlying		Derivative  	  Indirect
		Securities	Securities		Owned			  Owner

7/15/02  C	$ 2,250.000 D	 993,750	-0-








Explanation of Responses:

Ramat Securities Ltd. distributed 163,481 common shares of Wilshire Financial Services Group, Inc. to Howard Amster.

$ 2,250,000 convertible subordinated bonds of Wilshire Financial
Services Group, Inc. were converted on 7/15/02 into 993,750 common shares.


Signature			Howard Amster		Date:	8/1/02